UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8–K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report(Date of earliest event reported): March 25, 2010

OPT-SCIENCES CORPORATION
(Exact name of registrant as specified in its charter)

New Jersey	0-1455	21-0681502
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1912 Bannard Street, Cinnaminson, New Jersey	08077
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code: (856) 829-2800

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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INFORMATION TO BE INCLUDED IN THE REPORT

ITEM 5.07   ELECTION OF DIRECTORS

At the Annual Meeting of Shareholders held on March 25, 2010, a total of 535,640 shares (or approximately 69% of all outstanding shares) owned by the Arthur J. Kania Trust, Arthur J. Kania and Anderson L. McCabe was voted in favor of the reelection of each of the management slate of directors, namely Anderson L. McCabe, Arthur J. Kania and Arthur J. Kania, Jr. The Company did not solicit proxies from other shareholders and no such other shareholders were present at the meeting, either in person or by proxy.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OPT-SCIENCES CORPORATION

By: /s/ Anderson L. McCabe
President, Chief Executive Officer
and Chief Financial Officer

Date: March 26, 2010